Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605
Rockwall, Texas 75087
(972) 722-7351

February 11, 2009

Mr. Scott Anderegg
Mr. Mara Ransom
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Surface Coatings, Inc.
Form SB-1/A
File No. 333-145831

Dear Mr. Anderegg, Ms. Ransom and Mr. Owings:

Following are responses to your comment letter dated December 17, 2009.

General
1.	The Form 10-Q for September 30, 2008 has been filed.

2.	Changes have been made throughout the document to reflect the reduction of our minimum offering from $75,000 or 150,000 shares to $50,000 or 100,000 shares.

3.	An update accountant’s consent has been included with this filing

Please let me know if you need any further clarification on any of these answers.

Sincerely,

/s/ Richard Pietrykowski
Richard Pietrykowski
President